UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2013

ALCOBRA LTD.

(Translation of registrant's name into English)

Amot Investment Building

2 Weizman St. 9th Floor

Tel Aviv 6423902 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

Attached hereto and incorporated by reference herein is the registrant's press release issued on November 7, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcobra Ltd. (Registrant) By /s/ Dr. Yaron Daniely
Name: Dr. Yaron Daniely
Chief Executive Officer and President

Date: November 7, 2013

News Release

U.S. Investor Contacts:	Israel Investor Contact:
KCSA Strategic Communications	Investor Relations Ltd.
Jeffrey Goldberger / Garth Russell	Mor Dagan
+1 212.896.1249 / +1 212.896.1250	+011972-3-5167620
jgoldberger@kcsa.com / grussell@kcsa.com	mor@km-ir.co.il

ALCOBRA LTD. REPORTS THIRD QUARTER 2013 RESULTS

Tel Aviv, Israel (November 7, 2013) – Alcobra Ltd. (NASDAQCM: ADHD) (the “Company”), an emerging biopharmaceutical company primarily focused on the development and commercialization of its proprietary drug candidate, MG01CI (Metadoxine extended-release), to treat cognitive dysfunctions, such as ADHD and Fragile X Syndrome, today reported its results for the quarter ended September 30, 2013.

Recent Highlights:

-	Received positive pre-clinical results showing significant improvement in cognitive and social functioning following treatment with Metadoxine (MG01CI) in a Fragile X syndrome study
o	Results presented at the FRAXA Investigators Meeting in Southbridge, MA
-	Enrolled first patient in a 36-patient placebo-controlled Phase II clinical study comparing the efficacy of varied dosage levels of MG01CI to treat and improve cognitive dysfunctions in adult patients with Predominantly Inattentive Attention Deficit Disorder (PI-ADHD)
-	Received new pre-clinical results linking MG01CI mechanism of action to established molecular targets and neurophysiological activities involved in treating cognitive dysfunctions
o	MG01CI showed no effect on dopamine or noradrenaline targets in brain unlike currently available ADHD therapies
-	Selected Premier Research as its Clinical Research Organization (CRO) to conduct a Phase III clinical study of MG01CI in adults with ADHD
-	Raised approximately $38 million in a public offering that closed on October 30th

“During the third quarter we made steady progress advancing the pre-clinical and clinical research of our primary drug candidate, MG01CI, which included expanding our research beyond ADHD to include other cognitive disorders such as Fragile X Syndrome,” stated Dr. Yaron Daniely, President and CEO of Alcobra. “In addition, we enrolled our first patient in a Phase II clinical study to compare the efficacy of varied dosage levels of MGO1CI to potentially treat and improve cognitive dysfunctions in adult patients with PI-ADHD.”

Dr. Daniely continued, “Our primary focus over the past several months has been preparing for our first U.S. Phase III clinical study for MG01CI in adults with ADHD. Most recently, we named Premier Research as the Clinical Research Organization to conduct this trial. With our CRO now in place, we are preparing to launch this multi-site study in nearly 20 select clinical sites in the USA and Israel.”

“The more we learn about MG01CI, the more confident we become about the potential for the drug to safely and effectively address a wide array of cognitive dysfunctions without some of the adverse characteristics of approved drugs. To support this expanded clinical research program and to deliver additional potential in the form of new clinical programs, we recently completed an approximately $38 million follow-on offering,” concluded Dr. Daniely.

Financial Overview:

Operating expenses for the third quarter of 2013 were $3.1 million, of which $0.3 million was non-cash charges from stock based compensation. Excluding stock based compensation, operating expenses for the third quarter of 2013 were $2.8 million. The Company expects quarterly operating expenses to increase over the next few quarters due to an acceleration of its clinical development activities.

Net loss for the third quarter of 2013 was $3.1 million, or $0.28 per basic and diluted share, compared to $0.3 million, or $0.04 per basic and diluted share, for the same period of 2012.

As of September 30, 2013, cash, cash equivalents and short-term deposits totaled $19.5 million, compared with $21.6 million as of June 30, 2013.

On October 30th, the Company completed a public offering of 2,300,000 ordinary shares, including shares issued pursuant to the underwriters' over-allotment option, at an offering price of $16.50 per share. The gross proceeds to Alcobra from the offering, including the exercise of the over-allotment option, were approximately $38.0 million, before underwriting discounts and commissions and other offering expenses.

Conference Call

Alcobra will hold a conference call today, November 7th, at 9 a.m. EST to discuss events that occurred during the quarter and provide an update on the business. The call will be available via webcast and can be accessed through the Alcobra website, http://www.alcobra-pharma.com/events.cfm. Please allow extra time prior to the call to visit the site and download any necessary software to listen to the live broadcast. To dial into the conference call, please dial 1-877-375-4189 (U.S. and Canada) or 1-973-935-2046 (International); and use the passcode: 95351389.

For those unable to listen to the live event, an archive of the conference call will be available on the Alcobra website, http://www.alcobra-pharma.com/events.cfm. A telephonic playback of the conference call will be available for one week after the call by calling 1-855-859-2056 (U.S. and Canada) and 1-404-537-3406 (Internationally); and use the passcode: 95351389.

About Alcobra Ltd.

Alcobra Ltd. is an emerging biopharmaceutical company primarily focused on the development and commercialization of a proprietary drug candidate, MG01CI, to treat cognitive dysfunctions including Attention Deficit Hyperactivity Disorder (ADHD) and Fragile X Syndrome. MG01CI has completed Phase II studies to treat ADHD. The company was founded in 2008 and is headquartered in Tel Aviv, Israel. For more information please visit the Company's website, www.alcobra-pharma.com, the content of which does not form a part of this press release.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on Alcobra's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alcobra could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements that imply that MG01CI may be helpful to treat cognitive dysfunctions such as ADHD, including PI-ADHD, and Fragile X or that we will receive favorable results in clinical trials in MG01CI, statements regarding the timing of initiation of enrollment to our Phase III trials, if such trials are commenced at all as well as statements regarding levels of our expenses in the future. In addition, historic results of scientific research do not guarantee that the conclusions of future research would not suggest different conclusions or that historic results referred to in this press release would be interpreted differently in light of additional research. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Alcobra Ltd.'s registration statement on Form F-1/A filed with the Securities and Exchange Commission ("SEC") on October 22, 2013 and in subsequent filings with the SEC. Except as otherwise required by law, Alcobra disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

# # #

Alcobra Pharma Ltd Consolidated

Statements of Operation

(In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Research and development	$2,067	$119	$2,463	$751
General and administrative	1,069	145	2,183	501
Total operating expenses	3,136	264	4,646	1,252

Financial expenses (Income), net	(8)	19	198	32

Net comprehensive loss	3,128	283	4,844	1,284
Net loss attributable to holders of Ordinary shares	$3,128	$283	$4,844	$1,284
Net basic and diluted loss per share	$(0.28)	$(0.04)	$(0.52)	$(0.16)
Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	11,128,001	7,791,785	9,320,696	7,791,785

Alcobra Pharma Ltd Consolidated

Balance Sheets

(In thousands)

ASSETS

	September 30,	December 31,
	2013	2012
	(unaudited)
Current assets:
Cash and cash equivalents	$4,540	$97
Short-term deposits	15,000	-
Receivables and prepaid expenses	182	83
Total current assets	19,722	180

Long-term assets:
Long-term deposit	51	3
Property and equipment, net	32	18
Total long-term assets	83	21

Total assets	$19,805	$201

LIABILITIES AND

SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$31	$23
Other accounts payable	1,250	83
Convertible Notes	-	662
Total current liabilities	1,281	768

Shareholders’ equity:
Share capital	32	4
Additional paid-in capital	31,523	7,615
Retained earnings	(13,031)	(8,186)

Total shareholders’ equity	18,524	(567)

Total liabilities and shareholders’ equity	$19,805	$201

Alcobra Pharma Ltd Consolidated.

Cash Flow Data

(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net loss	$(3,128)	$(283)	$(4,844)	$(1,284)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	1	2	4	6
Gain from sale of property, plant and equipment	-	-	1	-
Decrease (increase) in receivables and prepaid expenses	(95)	8	(99)	63
Increase (decrease) in trade payables	(36)	(17)	8	(117)
Increase in other accounts payable	974	(46)	1,167	(6)
Interest on convertible notes	-	-	203	-
Stock base compensation	292	6	1,036	22
Net cash used in operating activities	(1,992)	(330)	(2,524)	(1,316)

Cash flow from investing activities:

Purchase of property and equipment	(17)	-	(20)	-
Decrease (increase) in long-term deposit	(44)	-	(48)	2
Investment in (proceeds from) short-term bank deposit	(11,000)	52	(15,000)	517
Investment in (proceeds from) restricted bank deposit	-	-	-	507
Net cash (used in) provided by investing activities	(11,061)	52	(15,068)	1,026

Cash flow from financing activities:

Issuance of share capital upon initial public offering	-	-	21,920	-
Proceeds from issuance of convertible notes	-	267	115	267
Net cash provided by financing activities	-	267	22,035	267

Increase (decrease) in cash and cash equivalents	(13,053)	(11)	4,443	(23)

Cash and cash equivalents at the beginning of the period	17,593	43	97	55

Cash and cash equivalents at the end of the period	$4,540	$32	$4,540	$32

Supplemental disclosure of non-cash activities:
Issuance of ordinary shares upon conversion of convertible notes	-	-	$979	-